UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 12, 2021, announcing the Company's financial results for the first semester and second quarter ended June 30, 2021.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 13, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES SECOND QUARTER AND FIRST HALF 2021 RESULTS
HIGHLIGHTS

•	A challenging quarter - tanker market dynamics largely static from Q1
•	OPEC+ output rises not fully translating into higher tanker shipping demand
•	Counter cyclical investment in new generation of ships via 8 new eco-vessels
•	Q2 cash dividend of USD 3 c per share
•	Q3 so far VLCC 43% at USD 8,000 per day; Suezmax 48% at USD 8,250 per day

ANTWERP, Belgium, 12 August 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results for the first semester and second quarter ended 30 June 2021 today.

Hugo De Stoop, CEO of Euronav said: ”Improving crude demand and the tapering of OPEC+ production cuts have yet to translate into freight rate recovery. Key market signals such as global crude inventory levels, rising asset prices and improved recycling rates suggest solid foundations are being established for cyclical recovery. However, for freight rates to gain traction crude demand and supply dynamics will need to go back to their normal pattern and this timing remains uncertain. Our confidence in the development of the medium-term tanker market remains positive. The additional recent counter-cyclical investments in the latest technology bolstered by our Joint Development Program will, we believe, bring future competitive and sustainable advantage to Euronav.”

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2021	Second Quarter 2020	First semester 2021	First semester 2020

Revenue	104,233	434,691	217,656	851,359
Other operating income	2,302	2,718	4,673	5,996

Voyage expenses and commissions	(29,574)	(30,292)	(50,761)	(62,971)
Vessel operating expenses	(56,040)	(51,132)	(112,185)	(105,062)
Charter hire expenses	(1,535)	(5,191)	(4,283)	(5,911)
General and administrative expenses	(15,718)	(15,482)	(30,016)	(31,883)
Net gain (loss) on disposal of tangible assets	9,405	14,430	10,568	22,728
Depreciation	(87,368)	(79,473)	(171,225)	(161,788)

Net finance expenses	(21,432)	(16,012)	(37,812)	(37,204)
Share of profit (loss) of equity accounted investees	5,243	6,078	11,177	11,298
Result before taxation	(90,484)	260,335	(162,208)	486,562

Tax benefit (expense)	807	(704)	1,518	(1,318)
Profit (loss) for the period	(89,677)	259,631	(160,690)	485,244

Attributable to: Owners of the Company	(89,677)	259,631	(160,690)	485,244

The contribution to the result is as follows:

(in thousands of USD)	Second Quarter 2021	Second Quarter 2020	First semester 2021	First semester 2020

Tankers	(95,937)	255,289	(173,257)	476,653
FSO	6,260	4,342	12,567	8,591
Result after taxation	(89,677)	259,631	(160,690)	485,244

Information per share:

(in USD per share)	Second Quarter 2021	Second Quarter 2020	First semester 2021	First semester 2020

Weighted average number of shares (basic) *	201,677,981	215,074,926	201,677,981	215,074,926
Result after taxation	(0.44)	1.21	(0.80)	2.26

∗	The number of shares issued on 30 June 2021 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav on 30 June 2021 is 201,677,981.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2021	Second Quarter 2020	First semester 2021	First semester 2020

Profit (loss) for the period	(89,677)	259,631	(160,690)	485,244
+ Net interest expenses	21,211	15,075	37,657	34,465
+ Depreciation of tangible and intangible assets	87,368	79,473	171,225	161,788
+ Income tax expense (benefit)	(807)	704	(1,518)	1,318
EBITDA (unaudited)	18,095	354,883	46,674	682,815

+ Net interest expenses JV	794	1,287	1,630	2,593
+ Depreciation of tangible and intangible assets JV	3,075	5,512	6,116	11,070
+ Income tax expense (benefit) JV	653	437	1,311	865
Proportionate EBITDA	22,617	362,119	55,731	697,343

Proportionate EBITDA per share:

(in USD per share)	Second Quarter 2021	Second Quarter 2020	First semester 2021	First semester 2020

Weighted average number of shares (basic)	201,677,981	215,074,926	201,677,981	215,074,926
Proportionate EBITDA	0.11	1.68	0.28	3.24

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have been reviewed but not audited by the statutory auditor.

For the second quarter of 2021, the Company realized a net loss of USD 89.7 million or USD (0.44) per share (second quarter 2020: a net profit of 259.6 USD million or USD 1.21 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 22.6 million (second quarter 2020: USD 362.1 million).

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second Quarter 2021	Second Quarter 2020	First Semester 2021	First Semester 2020
VLCC
Average spot rate (in TI Pool)*	11,250	81,500	13,000	76,000
Average time charter rate**	51,250	39,250	43,750	38,250
SUEZMAX
Average spot rate***	10,500	60,750	11,750	60,000
Average time charter rate	29,750	29,750	29,750	30,000

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Sales
In June Euronav sold the oldest conventional vessel in its fleet, the Suezmax Filikon (2002 – 149,989 dwt) for a net sale price of USD 16.3 million and recording a capital gain of USD 9.4 million.

Newbuildings – VLCC
In April, Euronav entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. The vessels will both be delivered during Q1 2023, costing USD 186 million en-bloc, including USD 4.2 million in additions and upgrades to the standard specifications. In June, Euronav has exercised the option to contract a third VLCC with the same specifications. The vessel will be delivered in the second quarter of 2023. The vessels will have the LNG Ready structural notation and Euronav is working together with the shipyard and classification society to include an Ammonia Ready structural notation.

Newbuildings – Suezmax
Euronav has contracted three firm Suezmaxes for a total cost of USD 199.2 million (USD 66.4 million each). The vessels will be delivered in the third quarter of 2023 and the first quarter of 2024. The vessels will feature a gradual and increasing degree of readiness to be converted into dual fuel fully fitted Ammonia ships at a later stage, while retaining the possibility to convert them into dual fuel LNG vessels, if it would make more commercial sense.

Since the end of 2019 Euronav has sold its interests in eight older vessels (three Suezmaxes and five VLCCs) with an average build date of 2005. The capital invested has been recycled into 12 new large tankers, four of which are modern eco-VLCCs on the water since Q1 2021, next to three modern eco-VLCCs and five modern eco-Suezmaxes still under construction. The vessels are due for delivery in 2022, early 2023 and the first quarter of 2024. All these newbuildings will be delivered in a staggered timing, enabling sustained progress towards the development of ammonia-fitted tankers and the vessels to benefit from the application of the joint development partnership established in July with Hyundai Heavy Industries, Lloyds List, DNV and Euronav.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

Updated Delivery schedule

Maintenance
On our existing fleet, we will continue to take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings. 27 dry dockings are scheduled to take place in 2021 (17 VLCCs and 10 Suezmaxes) of which 17 have been completed already (14 VLCCs and 3 Suezmaxes).

Cash dividend related to Q2 2021
Euronav will distribute a dividend of USD 3 cents for the second quarter.

Q2-2021 dividend (coupon 26):

Ex dividend	30 August 2021
Record date	31 August 2021
Payment date	8 September 2021

In view of the record date of Tuesday 31 August 2021, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Monday 30 August 2021 at 9.00 a.m. (Belgian time) until Wednesday 8 September at 9.00 a.m. (Belgian time).

FINANCING AT EURONAV

Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity, and debt investors. At the end of June 2021, the Company had liquidity of USD 905 million, comprising USD 183 million cash and USD 722 million undrawn committed credit facilities.

COVID-19 UPDATE

Crew changes have remained a challenging operation throughout the second quarter as once again increases in Covid-19 cases sprang up in various regions and nations. There is still a long way to go before we are back to a normal crew change regime. Crews have worked tirelessly at the heart of the world trade, to keep moving crude. Despite difficulties with port access, repatriation, crew changes and many more challenges, there can be no denying that seafarers have gone beyond the call of duty.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

If we are to resolve this crisis and ensure that seafarers are treated humanely so that their travel to and from work is properly facilitated, more countries need to recognize the "key worker" status that seafarers deserve. Vaccination scheme for seafarers continue to gain traction in many countries, including Belgium, the US and Singapore, which is a very positive evolution. On the 2nd of June, Belgium started a vaccination campaign for seafarers. In July this vaccination campaign was expanded to seafarers from all nationalities who arrive in a Belgian port. We recognize that many seafarers have endured intense hardship while working to keep trade flowing, and we are grateful to them for their service.

TANKER MARKET & OUTLOOK

A recovery in the tanker cycle has continued to be deferred during the second quarter of 2021. Freight markets remained difficult driven by three key factors. Firstly, long awaited oil production rises has not translated into sustainable increases in global crude exports. This is mainly from OPEC+ tapering production cuts and non-OPEC nations (e.g. Brazil & US shale) responding to higher crude prices. Secondly, persistent localized outbreaks of Covid-19 have continued to curb economic activity, thus slowing the return to the full pre-covid oil-demand. This is particularly the case for Jet Fuel demand. Thirdly, available tonnage, whilst not increasing, has remained stubbornly elevated in particular in key export markets like the Middle East.

The anticipated timeline of Iran’s return to global oil markets has also been pushed back. Crude tanker markets would benefit from a resolution of this situation via (1) a return of additional barrels to the commercial sector and (2) increasing pressure to exit the market on those (largely elderly) VLCC/Suezmax tankers engaged in illicit trading activity in recent years.

However, there are a number of improving elements building foundations for future recovery. Asset prices continued to rise – VLCC and Suezmax newbuild prices rising 9% during Q2 alone, as steel prices hit their highest level since August 2008. Recycling also accelerated during the second quarter – year to date 9 VLCCs have exited the global fleet – more than double of the total amount in 2020. The number of phase out candidates continues to accumulate, with 9% of the VLCC fleet for instance already over 20 years of age. Elevated recycle values based on high steel prices, rising bunker prices for higher consuming older tonnage and upcoming emissions regulations, should incentivize more phasing out going forward.

Further pockets of encouragement come from the level of global onshore oil inventories returning to the five-year pre-Covid-19 average. This is an important building block required for tanker market recovery to generate volume demand for crude imports/exports and therefore tanker employment. During the recent quarter there has been a sustained rise in Middle East cargoes, with June’s tanker cargo count in the region being the highest since December 2020. Toward the end of Q2 this was reducing the surplus tonnage in the region.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

Higher demand for crude is assumed as economies re-open from Covid-19 restrictions. Economic agencies (IEA/EIA) both expect global demand to be just 1 million bpd below the pre-Covid-19 peak by the fourth quarter of 2021. Strong oil production growth – historically a key driver for tanker ton-miles – is therefore required to meet this anticipated 3-4 million bpd forecast demand increase during the second half of 2021.

The eventual agreement within the OPEC+ coalition to begin increasing production by 400,000 bpd starting this month, could see an additional 2 million barrels in circulation by the year end – with 1 million bpd in crude exports requiring on average 30 VLCCs to transport them. The target to end the entire 5.8 million bpd production cuts by September 2022, if enacted, is particularly encouraging.

These two interlinked factors, demand for and supply of crude, remain the key variables for tanker markets short term. Visibility on demand remains limited. Rising crude demand has largely been and led by OECD nations (US & Europe) where vaccination rates have been highest. Full emerging market engagement (limited due to lower vaccination rates) and international travel (restrictions on movement) remain limited in demand contribution. Increases in production need to translate more fully into exported barrels. Both factors are required to move into equilibrium with one another before freight rates can gain upward traction and prevent the (already high) oil price to move to levels where it could curtail demand. In addition, the recent ramping up of climate change regulations is a structural feature for the tanker market to manage over the medium term.

SUSTAINABILITY ACTIVITY

Further recognition of our strong governance and sustainability positioning

Euronav was pleased to see our strong corporate governance credentials and sustainability focus recognized again by the Webber Research ESG Scorecard. Euronav has consistently been placed in the top quartile of this ranking since it was initiated in 2016. This year, Euronav was ranked 2nd out of 52 US listed shipping companies. The purpose of the scorecard is to provide a comparable quantitative and qualitative corporate governance ranking across the marine universe, including 20% allocated to action and disclosure on carbon. For more information, please go to the sustainability page on our website for this and previous year’s scorecards. https://www.euronav.com/en/sustainability/publications/

Appointment of dedicated sustainability manager

In May, Euronav welcomed Kostas Papoutsis to spearhead directly our ESG efforts as the crude tanker markets face a challenging set of immediate and medium sustainability challenges. Kostas joins us from the retail sector and will bring a wealth of experience in sustainability logistics with him from the academic and public sectors.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	12 August 2021
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2021 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav210812WCil03hK.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10158392/eac5478e58. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until August 19, 2021, beginning at 9 a.m. EST / 3 p.m. CET on 12 August 2021. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10158392.

*
*  *

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 12 August 2021 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of third quarter results 2021: Thursday 4 November 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 48 VLCCs (of which four are under bareboat charter, four are time chartered in and three to be delivered), 30 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and five vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Condensed consolidated statement of financial position (unaudited)
(in thousand USD)

	June 30, 2021	December 31, 2020
ASSETS

Non-current assets
Vessels	3,097,551	2,865,308
Assets under construction	52,942	207,069
Right-of-use assets	51,914	52,955
Other tangible assets	1,477	1,759
Intangible assets	160	161
Receivables	56,189	55,054
Investments in equity accounted investees	62,044	51,703
Deferred tax assets	2,482	1,357

Total non-current assets	3,324,759	3,235,366

Current assets
Bunker inventory	73,178	75,780
Trade and other receivables	229,088	214,479
Current tax assets	135	136
Cash and cash equivalents	182,678	161,478

Total current assets	485,079	451,873

TOTAL ASSETS	3,809,838	3,687,239

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	766	935
Hedging reserve	(2,924)	(7,456)
Treasury shares	(164,104)	(164,104)
Retained earnings	368,463	540,714

Equity attributable to owners of the Company	2,143,898	2,311,786

Non-current liabilities
Bank loans	1,081,072	836,318
Other notes	—	198,279
Other borrowings	93,379	100,056
Lease liabilities	26,362	21,172
Other payables	4,991	6,893
Employee benefits	9,340	7,987
Provisions	1,021	1,154

Total non-current liabilities	1,216,165	1,171,859

Current liabilities
Trade and other payables	91,882	85,150
Current tax liabilities	959	629
Bank loans	33,921	20,542
Other notes	198,549	—
Other borrowings	85,729	51,297
Lease liabilities	38,491	45,749
Provisions	244	227

Total current liabilities	449,775	203,594

TOTAL EQUITY and LIABILITIES	3,809,838	3,687,239

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2021	2020
	Jan. 1 - Jun. 30, 2021	Jan. 1 - Jun. 30, 2020
Shipping income
Revenue	217,656	851,359
Gains on disposal of vessels/other tangible assets	10,568	22,728
Other operating income	4,673	5,996
Total shipping income	232,897	880,083

Operating expenses
Voyage expenses and commissions	(50,761)	(62,971)
Vessel operating expenses	(112,185)	(105,062)
Charter hire expenses	(4,283)	(5,911)
Depreciation tangible assets	(171,181)	(161,745)
Depreciation intangible assets	(44)	(43)
General and administrative expenses	(30,016)	(31,883)
Total operating expenses	(368,470)	(367,615)

RESULT FROM OPERATING ACTIVITIES	(135,573)	512,468

Finance income	8,631	9,045
Finance expenses	(46,443)	(46,249)
Net finance expenses	(37,812)	(37,204)

Share of profit (loss) of equity accounted investees (net of income tax)	11,177	11,298

PROFIT (LOSS) BEFORE INCOME TAX	(162,208)	486,562

Income tax benefit (expense)	1,518	(1,318)

PROFIT (LOSS) FOR THE PERIOD	(160,690)	485,244

Attributable to:
Owners of the company	(160,690)	485,244

Basic earnings per share	(0.80)	2.26
Diluted earnings per share	(0.80)	2.26

Weighted average number of shares (basic)	201,677,981	215,074,926
Weighted average number of shares (diluted)	201,773,240	215,079,051

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Jun. 30, 2021	Jan. 1 - Jun. 30, 2020

Profit/(loss) for the period	(160,690)	485,244

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(170)	(69)
Cash flow hedges - effective portion of changes in fair value	4,532	(3,209)
Equity-accounted investees - share of other comprehensive income	539	(687)

Other comprehensive income (expense), net of tax	4,901	(3,965)

Total comprehensive income (expense) for the period	(155,789)	481,279

Attributable to:
Owners of the company	(155,789)	481,279

Condensed consolidated statement of changes in equity (unaudited)
 (in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	485,244	485,244
Total other comprehensive income (expense)	—	—	(69)	(3,209)	—	(687)	(3,965)
Total comprehensive income (expense)	—	—	(69)	(3,209)	—	484,557	481,279

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(237,016)	(237,016)
Treasury shares acquired	—	—	—	—	(5,194)	—	(5,194)
Total transactions with owners	—	—	—	—	(5,194)	(237,016)	(242,210)

Balance at June 30, 2020	239,148	1,702,549	230	(7,792)	(50,810)	667,599	2,550,924

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	936	(7,456)	(164,104)	540,714	2,311,787

Profit (loss) for the period	—	—	—	—	—	(160,690)	(160,690)
Total other comprehensive income (expense)	—	—	(170)	4,532	—	539	4,901
Total comprehensive income (expense)	—	—	(170)	4,532	—	(160,151)	(155,789)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(12,100)	(12,100)
Total transactions with owners	—	—	—	—	—	(12,100)	(12,100)

Balance at June 30, 2021	239,148	1,702,549	766	(2,924)	(164,104)	368,463	2,143,898

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Jun. 30, 2021	Jan. 1 - Jun. 30, 2020
Cash flows from operating activities
Profit (loss) for the period	(160,690)	485,244

Adjustments for:	185,659	166,107
Depreciation of tangible assets	171,181	161,745
Depreciation of intangible assets	44	43
Provisions	(115)	(177)
Income tax (benefits)/expenses	(1,518)	1,318
Share of profit of equity-accounted investees, net of tax	(11,177)	(11,298)
Net finance expense	37,812	37,204
(Gain)/loss on disposal of assets	(10,568)	(22,728)

Changes in working capital requirements	(4,421)	(81,136)
Change in cash guarantees	(8)	(20)
Change in inventory	2,602	52,486
Change in receivables from contracts with customers	(5,884)	(106,586)
Change in accrued income	303	(110)
Change in deferred charges	(8,486)	(3,312)
Change in other receivables	(658)	(18,867)
Change in trade payables	6,342	2,507
Change in accrued payroll	(3,034)	(1,314)
Change in accrued expenses	2,672	(17,379)
Change in deferred income	(365)	12,799
Change in other payables	733	68
Change in provisions for employee benefits	1,362	(1,408)

Income taxes paid during the period	723	232
Interest paid	(29,825)	(33,994)
Interest received	2,815	2,845
Dividends received from equity-accounted investees	1,375	2,394

Net cash from (used in) operating activities	(4,364)	541,692

Acquisition of vessels and vessels under construction	(264,917)	(124,190)
Proceeds from the sale of vessels	51,344	78,075
Acquisition of other tangible assets	(79)	(253)
Acquisition of intangible assets	(42)	(193)
Loans from (to) related parties	796	6,671
Lease payments received from finance leases	975	874

Net cash from (used in) investing activities	(211,923)	(39,016)

(Purchase of) Proceeds from sale of treasury shares	—	(5,194)
Proceeds from new borrowings	543,274	498,250
Repayment of borrowings	(190,271)	(590,754)
Repayment of lease liabilities	(27,309)	(15,918)
Repayment of commercial paper	(62,391)	(210,858)
Repayment of sale and leaseback	(11,240)	(8,116)
Transaction costs related to issue of loans and borrowings	(608)	—
Dividends paid	(12,105)	(184,877)

Net cash from (used in) financing activities	239,350	(517,467)

Net increase (decrease) in cash and cash equivalents	23,063	(14,791)

Net cash and cash equivalents at the beginning of the period	161,478	296,954
Effect of changes in exchange rates	(1,863)	(1,851)

Net cash and cash equivalents at the end of the period	182,678	280,312

of which restricted cash	—	—